Amendment No. 2
                                                       SEC File No. 70-8425

                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549
                              FORM U-1 APPLICATION UNDER
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("ACT")

                              GPU NUCLEAR, INC. ("GPUN")
                           GPU INTERNATIONAL, INC. ("GPUI")
                  One Upper Pond Road, Parsippany, New Jersey  07054

                    JERSEY CENTRAL POWER & LIGHT COMPANY ("JCP&L")
                        METROPOLITAN EDISON COMPANY ("Met-Ed")
                      PENNSYLVANIA ELECTRIC COMPANY ("Penelec")
                         P.O. Box 16001, Reading, Pa.  19640

                              GPU SERVICE, INC.("GPUS")
                 100 Interpace Parkway, Parsippany, New Jersey 07054 (Name of company or companies filing this statement and address of principal offices)

                                      GPU, INC.
          (Name of top registered holding company parent of the applicants)


          T. G. Howson, Vice President            B. L. Levy, President
             and Treasurer                        W. S. Greengrove, Secretary
          M. A. Nalewako, Secretary               GPU International, Inc.
          Michael J. Connolly, Esq.,              One Upper Pond Road
             Assistant General Counsel            Parsippany, NJ  07054
          GPU Service, Inc.
          100 Interpace Parkway
          Parsippany, New Jersey  07054

          S. L. Guibord, Secretary
          GPU Nuclear, Inc.
          Jersey Central Power & Light Company
          Metropolitan Edison Company
          Pennsylvania Electric Company
          c/o GPU Service, Inc.
          100 Interpace Parkway
          Parsippany, New Jersey 07054



          _________________________________________________________________
               (Names and addresses of agents for service)
               The Applicants  hereby amend their Application  on Form U-1,

          as  heretofore  amended, docketed  in  SEC  File No.  70-8425  as follows:

               1.   By  amending paragraph  E  of Item  1  to read  in  its

               entirety as follows:

               E.   By order dated January 26, 1996 (HCAR No. 35-26463) the

               Commission authorized GPU to  organize GPU Generation,  Inc.

               ("GPUG")  as a wholly-owned  subsidiary of GPU  and to enter into  an operating  agreement  whereby  GPUG would  operate,

               maintain  and  rehabilitate, among  other  things,  the non-

               nuclear  generation   facilities   of  the   GPU   Operating

               Companies.(1)  Accordingly,   GPUN expects and proposes that

               it also be allowed to provide services for and in support of

               GPUG under the authorization requested herein.  For purposes of this  Application, GPUS, GPUI, GPUG and the GPU Operating

               Companies  are   collectively  referred   to  as   the  "GPU

               Companies".

               2.   By  amending paragraph  G  of Item  1  to read  in  its

               entirety as follows:

               G.   (i) GPUN intends to enter into a Non-Nuclear Technical,

               Training, Management and Consulting Services Agreement ("New

               Agreement") with one or more of the GPU Companies to provide the Services as they may from time to time request in

               connection with their business  operations.  The New Agreement will be in substantially the form of Exhibit B hereto which is

          ____________________
               1 On August 1, 1996 General Public Utilities Corporation changed its name to GPU, Inc. Similarly GPU Service Corporation, GPU Nuclear Corporation and GPU Generation Corporation each changed its name to GPU Service, Inc. ("GPUS"), GPU Nuclear, Inc. ("GPUN") and GPU Generation, Inc. ("GPUG"). On August 13, 1996 Energy Initiatives, Inc. changed its name to GPU International, Inc. ("GPUI"). Accordingly, this Amendment reflects the new names of each Applicant.

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
          substantially  in the  form of  the Laboratory  Service Agreement previously filed as Exhibit A-4 to SEC File No. 70-7720, HCAR No.

          35-25149.



               (ii)  Any Services to be rendered by GPUN will be charged at cost pursuant  to the  Act and  the  Commission's rules  and

               regulations thereunder.   In addition, GPUN  will (a) charge

               capital  costs for  providing  Services  in accordance  with accepted accounting  principles, and  (b) bill  the serviced company  the  costs  of  service  before  they  are  paid as approved  by  the commission  Staff  in  its letter  to  GPU

               Service  Corporation dated June 3, 1982.  Such costs will be accounted for and billed  to the GPU Companies substantially as  described in the  Application and Order  docketed in SEC

               File No. 70-7720.



               (iii)  Notwithstanding  the  foregoing,  the  costs  of  any

               Services provided  by GPUN to GPUS or GPUG will be billed by

               GPUN directly  to the GPU Operating Companies  to which such

               Services relate.  Accordingly, no GPUS or GPUG capital costs will  be charged  to  the GPU  Operating Companies  for such

               Services.



               (iv) GPUN currently  obtains cash  from associate  companies

               only  as  cash  is  needed.    For  payments  which  can  be

               attributed  to a  particular  associate company,  funds  are

               obtained  from that  company.   However, for  payments which

               cannot  be  directly  attributed to  a  particular associate

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               company, funds are obtained utilizing an allocation based on the billing to  affiliates during the previous  month.  This percentage allocation of funding is  updated monthly, taking into account intercompany receivable and payable balances.



               (v) All  of the material supplied and services rendered will be  charged to the GPU Companies at the actual cost thereof.

               All  materials, labor, and other costs which can be directly associated with  a specific generating facility  are charged to the  appropriate GPU  Operating Company according  to its

               ownership  interest  in  the  facility.    All  other  costs

               incurred by  GPUN, not  directly assignable to  a particular generating  facility, will  be allocated in  accordance with

               Rules 90 and 91 of the Act.



               (vi)  Invoices  for services  rendered  by GPUN  to  the GPU

               Companies will  be  reviewed with  and  will be  subject  to approval  by the GPU Companies in the ordinary course.  Such review  and approval  will be  conducted by  the comptroller departments at each GPU  Company or on their behalf  by GPUS comptrollers.  This is  consistent with the procedures which have  been in  place  for many  years  with respect  to  the regular services provided to the  GPU Companies by GPUN  and by GPUS. Consistent with those procedures, the GPU Companies will  receive  monthly  reports  from  GPUN summarizing  all

               services provided  by  GPUN during  the  prior month.    The

               report provides the detail for the invoice and will identify the GPUN work orders charged and provide a detailed  listing

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

               of all current  charges.   Such charges will  be subject  to

               review  by  the  GPU  Companies  for  reasonableness  before approval of payment.

               3.   By  amending paragraph  H  of Item  1  to read  in  its

          entirety as follows:



               H.   (i)  The  GPU Companies  believe  that  the  technical,

                    analytical  and  related  expertise  of   GPUN s  staff

                    (described  generally  in  paragraph F  above)  can  be

                    usefully   applied   in  support   of   their  business

                    activities.



                    (ii) With  respect to  GPUS,  it is  expected that  the

                    Services provided  by GPUN  would consist primarily  of

                    Training Programs (such  as computer-based training and

                    management  and supervisory  training, as  described in

                    paragraph F (11) of the application).



                    (iii)  The GPU  Companies  do not  anticipate that  the

                    Services  to be  provided  by GPUN  will duplicate  the

                    Services  provided to  the GPU  Operating  Companies by

                    GPUS.  This is  due to the fact that the  GPU Operating

                    Companies anticipate  that, in general, they  will only

                    request those  Services from  GPUN which are  not being

                    provided  by   GPUS  and  are  of   such  a  technical,

                    analytical or specialized nature that GPUS is unable to

                    provide  or  GPUN  is  believed  better  positioned  to

                    provide. The GPU Companies  will use their best efforts

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

                    to ensure that such services are provided at the lowest

                    predictable cost  by either GPUS  or GPUN, as  the case

                    may be.



                    (iv) Similarly, the  GPU Companies do  not believe that

                    GPUN  will  render   Services  to  the   GPU  Operating

                    Companies that  are duplicative  of the Services  to be

                    provided by GPUG.   As  described in SEC  File No.  70-

                    8409,  GPUG  will  be responsible  for  the  operation,

                    maintenance  and  rehabilitation  of   all  non-nuclear

                    generation facilities  owned  and operated  by the  GPU

                    Operating Companies.  It  is anticipated that GPUG will

                    solicit Services from GPUN  in discrete cases where its

                    duties require the expertise or capabilities of a third

                    party contractor.  GPUN will not, however, supersede or

                    replace  GPUG  as  the  party responsible  to  the  GPU

                    Operating  Companies  for  the  non-nuclear  generation

                    facilities.  The  total  cost  of  services  GPUN  will

                    provide  to  GPUG will  not  during  any calendar  year

                    exceed five percent of the  cost of services which GPUG

                    provides to or on behalf of the GPU Operating Companies

                    during such year.

                    4.   By  amending  Item  6  and  filing  the  following

          exhibits hereunder:

                         (a)  Exhibits:

                              D-1 -     Petition  of  JCP&L  to New  Jersey

                                        Board of Public Utilities

                              D-2  -    Order of New Jersey Board of Public

                                        Utilities, dated March 15, 1996

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





                                      SIGNATURE



                    PURSUANT  TO  THE REQUIREMENTS  OF  THE  PUBLIC UTILITY

          HOLDING COMPANY ACT  OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY

          CAUSED  THIS  STATEMENT  TO BE  SIGNED  ON  THEIR  BEHALF BY  THE

          UNDERSIGNED THEREUNTO DULY AUTHORIZED.


                                        GPU NUCLEAR, INC.
                                        GPU SERVICE, INC.
                                        JERSEY CENTRAL POWER & LIGHT
                                        COMPANY
                                        METROPOLITAN EDISON COMPANY
                                        PENNSYLVANIA ELECTRIC COMPANY


                                        By:

                                           T. G. Howson, Treasurer


                                        GPU INTERNATIONAL, INC.



                                        By:

                                           B. L. Levy, President

          Date: November 15, 1996